FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST COMPLETES FIRST DISTRIBUTION

Updates tax information for U.S. unitholders

Calgary, Alberta – January 23, 2004 - Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) of Calgary, Alberta today announces its December 2003 distribution, which was to be paid on January 15, has been distributed after numerous delays caused in part by conflicting information with regard to the ex-dividend date and other issues relating to the Canadian non-resident withholding tax on such distributions.

“We announced on December 24 that a distribution of US$0.10 per trust unit would be paid on January 15 for all unitholders of record as of December 31, 2003,” said Luc Chartrand, President and CEO of Enterra Energy Trust.  “That schedule was recently delayed causing much frustration for both Enterra and its unitholders.  We have been working diligently since early last week to expedite the distribution of the funds and I would like to personally apologize to all Enterra stakeholders affected by these delays and to thank them for their patience and understanding.”

The January distribution of US$0.10 per unit, for all unitholders of record as of January 31, will be paid on February 15.

“While these delays have been very frustrating, they have created an opportunity for Enterra to talk to numerous unitholders, most of which have expressed a need for further clarification as to the general tax treatment of our monthly distributions from a U.S. point of view,” added Mr. Chartrand.  “We will attempt to do so in this release with a simple example of the general tax implications for U.S. unitholders.”

Tax treatment of U.S. unitholders

Enterra’s distributions are taxed as dividend income for U.S. unitholders and are generally subject to a 15% Canadian non-resident withholding tax.  This withholding tax, in Enterra’s case, only applies to approximately 50% of the amount being distributed.

As an example, if a U.S. resident owned 1,000 units of Enterra, he/she would be entitled to a distribution of US$100, based on a distribution of US$0.10 per unit.  The Canadian non-resident withholding tax on that amount would be US$100 x 15% rate x 50% of total amount = US$7.50.

The unitholder would receive a net distribution of US$92.50 in this example (US$100 less US$7.50 withheld = US$92.50).  The US$7.50 withheld can usually be applied as a credit against U.S. tax payable on the distribution.

In our example, the entire US$100 would be taxed as dividend income for U.S. unitholders at the new lower 15% tax rate.  The tax owed on the US$100 distribution would be calculated as US$100 x 15% tax rate on dividend income = US$15.00 less the US$7.50 already withheld = US$7.50 tax due.

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Enterra Energy Trust News Release

January 23, 2004

To summarize, while all of the distribution is taxed as dividend income for most of U.S. unitholders, only 50% of the distribution is subject to a 15% Canadian non-resident withholding tax (which can then usually be applied as a credit against the tax owed on the distribution).  For most U.S. unitholders, the net after-tax cash for a US$100 distribution would be US$85.00.

The above example is meant to illustrate the general nature of Enterra’s distributions for U.S. unitholders and is not intended to be relied on as legal or tax advice or representations to any particular unitholder.  Consequently, unitholders are urged to seek independent tax advice in respect of the consequences these distributions, having regard to their particular circumstances.

Enterra Energy Trust units are traded on Nasdaq under the symbol EENC and on the Toronto Stock Exchange under the symbol ENT.UN

FOR FURTHER INFORMATION PLEASE CONTACT:

Contacts:	Investor Relations Counsel:
Enterra Energy Trust	The Equity Group
Luc Chartrand, President and CEO	Linda Latman (212) 836-9609
(403) 213-2502	Sarah Torres (212) 836-9611
Lynn Wiebe, CFO
(403) 538-3237
www.enterraenergy.com	www.theequitygroup.com